October 25, 2019

American Century Mutual Funds, Inc.
4500 Main Street
Kansas City, Missouri 64111-0141

American Century Capital Portfolios, Inc.
4500 Main Street
Kansas City, Missouri 64111-0141

Ladies and Gentlemen:

You have requested our opinion concerning certain federal income tax consequences of a transaction (the “Reorganization”) whereby the parties desire to enter into a plan of exchange which would constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations promulgated thereunder. The Reorganization will consist of: (i) the transfer of all of the assets of Capital Value Fund, a series of American Century Mutual Funds, Inc. (the “Reorganizing Fund”) and the assumption of all of the liabilities of the Reorganizing Fund, whether accrued, contingent, known or otherwise (“Liabilities”), in exchange for full and fractional Investor, I and A Class shares, $0.01 per share par value, of Value Fund, a series of American Century Capital Portfolios Inc. (the “Surviving Fund”); such shares shall be referred to as the “Surviving Fund Shares” and (ii) the distribution of the Surviving Fund Shares to the holders of the Investor, I and A Class Shares of the Reorganizing Fund, which are full and fractional shares of the Reorganizing Fund (the “Reorganizing Fund Shares”), and the liquidation of the Reorganizing Fund. Each of the Reorganizing Fund and the Surviving Fund is treated as a separate corporation under Section 851(g) of the Code and has elected to be taxed as a Regulated Investment Company under Section 851(a) of the Code. The terms and conditions of the Reorganization are set forth in an Agreement and Plan of Reorganization dated as of October 25, 2019 (the “Agreement”), between the Reorganizing Fund and the Surviving Fund, attached hereto as Annex C. This opinion is rendered to you pursuant to paragraph 8.5 of the Agreement.
We have reviewed and relied upon the Agreement and Plan of Reorganization between the Reorganizing Fund and the Surviving Fund, the certificates provided to us by the Reorganizing Fund and the Surviving Fund in connection with the rendering of this opinion, attached hereto as Annex A and Annex B, and such other documents and instruments as we have deemed necessary for the purposes of this opinion.
Based upon and subject to the foregoing, and assuming that the Reorganization will take place as described in the Agreement, we are of the opinion that, for federal income tax purposes:
(a)    The Reorganization constitutes a “reorganization” within the meaning of Section 368(a) of the Code and the Reorganizing Fund and the Surviving Fund will each be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

(b)    No gain or loss will be recognized by the Surviving Fund upon the receipt of all of the assets and assumption of the Liabilities solely in exchange for Surviving Fund Shares;
(c)    No gain or loss will be recognized by the Reorganizing Fund upon the transfer of all of the Reorganizing Fund’s assets to, and the assumption of all of its liabilities by, the Surviving Fund solely in exchange for the Surviving Fund Shares;
(d)    No gain or loss will be recognized by the Reorganizing Fund upon the distribution (whether actual or constructive) of Surviving Fund Shares to Reorganizing Fund Shareholders in exchange for their Reorganizing Fund Shares, except for any gain or loss that may be required to be recognized solely as a result of the transfer of any stock in a passive foreign investment company as defined in Section 1297(a) of the Code;
(e)    No gain or loss will be recognized by any Reorganizing Fund Shareholder upon the exchange of its Reorganizing Fund Shares solely for Surviving Fund Shares (including fractional shares);
(f)    The aggregate tax basis of the Surviving Fund Shares (including fractional shares) received by each Reorganizing Fund Shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Reorganizing Fund Shares held by such Reorganizing Fund Shareholder immediately prior to the Reorganization. The holding period of Surviving Fund Shares (including fractional shares) received by each Reorganizing Fund Shareholder will include the period during which the Reorganizing Fund Shares exchanged therefor were held by such shareholder, provided the Reorganizing Fund Shares are held as capital assets at the time of the Reorganization; and
(g)    The tax basis of the assets of the Reorganizing Fund acquired by the Surviving Fund will be the same as the tax basis of such assets to the Reorganizing Fund immediately prior to the Reorganization, except for any assets which are required to be marked to market for U.S. federal income tax purposes as a result of the Reorganization or on which gain was recognized upon the transfer to the Surviving Fund. The holding period of the assets of the Reorganizing Fund in the hands of the Surviving Fund will include the period during which those assets were held by the Reorganizing Fund.
Notwithstanding anything herein to the contrary, we express no opinion as to the effect of the Reorganization on the Reorganizing Fund, the Surviving Fund or any Surviving Fund Shareholder with respect to any asset as to which unrealized gain or loss is required to be recognized for federal income tax purposes as of the end of a taxable year (or on the termination or transfer thereof) under a mark-to-market system of accounting. This opinion is expressed as of the date hereof and is based upon the Code, Treasury regulations promulgated thereunder, administrative positions of the Internal Revenue Service (the “Service”), and judicial decisions, all of which are subject to change either prospectively or retroactively. There can be no assurance that changes in the law will not take place which could affect the opinions expressed herein or that contrary positions may not be taken by the Service.
We disclaim any undertaking to advise you with respect to any event subsequent to the date hereof.

The opinions contained herein are limited to those matters expressly covered; no opinion is to be implied in respect of any other matter. This opinion is addressed solely to you and may not be relied upon by any other person without our prior written consent.
Very truly yours,
/s/ Perkins Coie LLP